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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Final Amendment)

            J.P. MORGAN ATLAS GLOBAL LONG/SHORT EQUITY FUND, L.L.C.
                       (Name of Subject Company (Issuer))

            J.P. MORGAN ATLAS GLOBAL LONG/SHORT EQUITY FUND, L.L.C.
                      (Name of Filing Person(s) (Issuer))

                      LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                              Rose M. Burke, Esq.
               c/o J.P. Morgan Alternative Asset Management, Inc.
                           522 Fifth Avenue, Floor 10
                              New York, NY  10036
                                 (212) 837-1432
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                With a copy to:
                            Karrie H. McMillan, Esq.
                              Shearman & Sterling
                     801 Pennsylvania Avenue NW, Suite 900
                             Washington, DC  20004
                                 (202) 508-8000

                               December 23, 2003
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $4,419,708 (a)  Amount of Filing Fee:  $357.55 (b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum value of Interests being purchased.
(b)  Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

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 [X]  Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $357.55
                            ----------------------------------------------

     Form or Registration No.: Schedule TO-I, Registration No. 005-79413
                               -------------------------------------------

     Filing Party: J.P. Morgan Atlas Global Long/Short Equity Fund, L.L.C.
                   --------------------------------------------------------

     Date Filed: December 23, 2003
                 ----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 23, 2003 by J. P. Morgan Atlas Global Long/Short Equity Fund, L.L.C. (the "Fund") in connection with an offer by the Fund (the "Offer") to purchase up to 25 percent of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 23, 2003.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. Holders of Interests in the Fund ("Members") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern time, on January 23, 2004.

     2. As of January 23, 2004, no Members submitted indications to tender Interests, and therefore no Interests were accepted or will be purchased by the Fund pursuant to the Offer.




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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                         J.P. MORGAN ATLAS GLOBAL LONG/SHORT
                                         EQUITY FUND, L.L.C.

                                         EHRLICH ASSOCIATES L.L.C.,
                                            as Managing Member


                                         By: /s/ Harold B. Ehrlich
                                             ---------------------------
                                         Name:  Harold B. Ehrlich
                                         Title: Chairman and Sole Member


April 1, 2004


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